FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  August 2009

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements, in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K: ________

RBS announces successful sale of part of
 Asian banking operations
 to ANZ

4th
 August 2009

The Royal Bank of Scotland Group plc ("RBS") today announces that it has entered into a sale agreement with
ANZ Group Limited ("ANZ
") to sell its Retail & Commercial Banking operations in Taiwan, Hong Kong, Singapore, and Indonesia and the onshore Global Banking & Markets (GBM) and Global Transaction Services (GTS) operations in the Philippines, Vietnam and Taiwan (excluding securities)
. A
premium of
US
$50M
 (€35.3M) over the book value of these businesses at
 closing
 and a total consideration of
US
$418
M (€294
M) based on a pro-forma equity Tier 1 requirement of 8%
will be
 subject to certain post completion adjustments.

As at 31st December 2008 the RWA's associated with this sale were US $4.6bn
 (€3.2bn)
and total
assets at the same period were
US
$3.6bn (€2.6
bn).

This sale to
ANZ
 follows the completion of the strategic review and the announcement on 26 February 2009 that RBS was to dispose of its Retail & Commercial businesses across Asia along with the decision to exit its wholesale banking businesses in Vietnam, the Philippines, Taiwan and Pakistan in an effort to refocus the Group's geographic reach on
a smaller number of key markets.

The transaction will be effected by way of both share sales and asset and liability transfers and completion of the transaction will be subject to certain conditions, including regulatory approvals. Completion is expected within an 8-13 month period, depending on jurisdiction.

RBS remains in advanced discussions with bidders for the remaining assets it has decided to sell in
Asia
 and will make further announcements, as appropriate, in due course. The Group retains a wholesale banking presence in 11 markets across Asia and RBS Coutts, its international wealth management business, remains headquartered in
Singapore
.

RBS

Investors
Richard O'Connor

Head of Investor Relations

+44 (0)207 672 1758

+44 7909 873681

Media:

Neil Moorhouse

Head of Group Media Centre

+
44 131 626 4414
+
44 7786 690029

Notes
:

Morgan Stanley & Co. Limited ("Morgan Stanley") is acting for RBS as its exclusive financial advisor in connection with the Transaction.

Notifications:

Morgan Stanley has been appointed as financial adviser to RBS and for no-one else in connection with the Transaction and will not be responsible to anyone other than RBS for providing the protections afforded to clients of Morgan Stanley nor for providing advice in relation to the Transaction, the contents of this document or any other matters referred to herein.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 04 August 2009

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ A N Taylor

Name: Title:	A N Taylor Head of Group Secretariat